SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S/A.

(publicly-held company)

C.N.P.J./M.F. nº 06.164.253/0001-87

N.I.R.E. 35.300.314.441

General Information for Regular and Special Shareholders’ Meetings of the Company

In compliance with the provisions in CVM Instructions 480/2009 and 481/2009, and having in consideration our Regular and Special Shareholders’ Meeting, to be held on April 27, 2011, we gather in this document the information provided for in items 10 (Executive Officers’ Comments), 12, items 12.6 to 12.10 (Shareholders’ Meeting and Management), 13 (Directors’ and Executive Officers’ Compensation) of the Reference Form instituted by CVM Instruction 480/2009.

We further inform that: (i) the management report for the fiscal year; (ii) the financial statements; (iii) the independent auditors’ opinion; (iv) the proposal for allocation of the net profit and for distribution of dividends for fiscal year 2010; (v) the 2011 capital budget; (vi) the release of the 4th Quarter 2010 and Year 2010 results, filed with the Brazilian Securities and Exchange Commission (CVM) and with the North-American Securities and Exchange Commission (SEC) on February 23, 2011; (vii) proposal for directors’ and executive officers’ compensation to be determined by the Shareholders’ Meeting for fiscal year 2011; (viii) the audit committee’s opinior; and (ix) copy of the Company’s Bylaws, with the proposed amendments and report detailing the origin and justification of the proposed amendments are available to the shareholders at the Company’s head-office and disclosed in the websites of the Investor Relations office (http://www.voegol.com.br/ri), of the Brazilian Securities and Exchange Commission (www.cvm.org.br) and of the BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br).

São Paulo, March 25, 2011.

THE MANAGEMENT

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.